Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 001-01143
Date: May 9, 2006

****

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company’s development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco’s Class B subordinate voting shares on the NYSE, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Inco shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

TECK COMINCO LIMITED
INVESTOR AND ANALYST CONFERENCE CALL AND WEBCAST
MAY 8, 2006
08:15 E.T.

OPERATOR: Good morning, ladies and gentlemen, and thank you for standing by. Welcome to the Teck Cominco investor and analyst conference call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press *0 for operator assistance at any time.

I would also like to remind everyone that this conference call is being recorded today, Monday, May 8, 2006 at 8:15 a.m. Eastern Time.

I will now turn the conference call over to Mr. Donald Lindsay, President and Chief Executive Officer.

Please go ahead, sir.

DONALD LINDSAY (President and Chief Executive Officer, Teck Cominco Limited):  Thank you very much. Good morning, everybody, and thank you for joining us on this call. We appreciate you making the time available to hear from us this morning.

I should say that we are including some news media on the call and members of the public through the listen-only webcast.

Joining me here, in Toronto this morning are Dr. Norman Keevil, Chairman of the company; Ron Millos, Senior Vice-President, Finance, and Chief Financial Officer; Doug Horswill, Senior Vice-President, Environment and Corporate Affairs; Ron Vance, Senior Vice-President, Corporate Development; Greg Waller, Director of Financial Analysis and Investor Relations; and Gary Jones, Vice-President, Business Development.

Also joining us is Bob Wright, Deputy Chairman of the company and lead director. As well on the call in Vancouver, we have Mike Lipkewich, Senior Vice-President, Mining and Peter Rozee, Senior Vice-President, Commercial Affairs.

The forward-looking statement is shown on slides 2 and 3. We will be making some forward-looking statements during the course of this call and for a more complete discussion of the risks and uncertainties and the factors which may lead to our actual results being different from the statements contained in our forward-looking statements, please refer to our yearend report and our most recent annual information form filing.

On slide 4, we also have an important notice. We do intend to file the offer documents within the next 10 days or so, and these will be available at the sources shown here.

Before beginning my formal remarks, I do want to make a comment on the central issue facing the mining industry today, and that is the future direction of metal prices.

First, we believe the comments that BHP Billiton made last week about the copper market and we also believe the comments that Inco has made over the past year on the strength of the nickel markets. I am here to tell you today, on behalf of the largest zinc miner in the world, that we have a high degree of confidence in the long-term strength of the zinc market.

While we continue to have faith in the demand side of the equation led by China, we do recognize that it will be volatile, cyclical and there will be corrections.

But having said that, the real reason that we have such a high degree of confidence is because it is becoming more and more clear that the global mining industry will have great difficulty and be much slower responding with new supply in the face of labour shortages, longer equipment delivery times, production interruptions, permitting delays and political risk and resource-rich countries.

And it’s with this confidence that I am pleased to be here in Toronto, representing Teck Cominco’s board of directors to make this announcement. This is an important day for Teck Cominco. This morning, we announced that we intend to offer to acquire all of the issued and outstanding shares of Inco at 78.50 Canadian per share. We are here today to offer a better deal to Inco’s shareholders.

As slide 6 shows, we think it’s a better deal because Inco will receive a premium of 27.8 per cent over the 30-day trading average as opposed to paying out a premium for Falconbridge. It is a better deal because the offer includes $28 per share in cash, almost $6.4 billion.

It’s a better deal because Inco’s shareholders will receive for each of their shares 0.6293 shares in a terrific new company. And it’s also a better deal because the company will have a much stronger balance sheet to start.

It’s a better deal as the company will have greater diversification and more leading commodity positions and this will ultimately reduce the volatility of earnings and cash flow.

It’s a better deal because the dividend will be more than double the dividend currently received by Inco’s shareholders and all of this taken together means that it’s a better deal because the company should attract higher market multiples.

On slide 7, let me quickly walk through the transaction summary. We have made an offer of 78.50 Canadian per Inco share in cash or about one Teck Cominco’s 0.9776 plus $0.05 subject to a maximum cash amount of 6.4 billion and a maximum number of Teck Cominco shares to be issued of 143 million. Assuming full pro-ration, the offer amounts to $28 cash and 0.6293 of a Teck Cominco Class “B” share for every Inco share.

The offer will remain open for acceptance for a minimum of 60 days.

We would like to make a permitted bid for purposes of the Inco’s rights plan and it is important for all of you to know, for the Inco board and management to know that the bid is in the spirit of a permitted bid. But unfortunately, the plan is in conflict with U.S. tender offer rules and we will be seeking regulatory relief to deal with the conflict.

But I can say that we chose the 60 days quite deliberately. We do want the Inco board and management and all of its shareholders to have the time that they require under their plan to make decisions about the alternatives that they face.

The offer is subject to certain conditions including that at least 66 2/3 per cent of the outstanding Inco shares are tendered to the offer and it is also subject to the conditions that the Inco-Falconbridge transaction is not completed and that we receive the customary regulatory approvals.

And finally, Teck Cominco will be applying for a New York Stock Exchange listing which I know many of you have been waiting for.

Slide 8. So why would we do this now, at this time? First, let me give you some background. This is something that we have been interested in for a long time. As you know, Inco has been trying for six months to complete its offer for Falconbridge. Prior to that offer, we did have some discussions, some informal discussions with Inco aimed at finding a way to bring Inco and Teck Cominco together. We followed up those informal discussions with some specific correspondence but we did not achieve a deal.

The Inco board and management decided to pursue the Falconbridge opportunity, which is quite logical. Both Inco and Falconbridge are companies which we greatly respect and in the past, we have spoken in favour of the deal that they are proposing. In fact, when I was asked by a reporter for my views on the deal just after it was announced last October, I said the following:

“Anything that will ultimately result in Canadian assets becoming more efficient and more competitive and more viable in a very competitive market, particularly when the next downturn comes, I think is a good thing.”

Well, I stand by my previous comments. These are good companies and the deal they propose is logical. But we believe that our deal is better for Inco’s shareholders and we believe it is time to let Inco’s shareholders know that they have an alternative.

Today, the market is telling us that Inco’s offer is unlikely to be completed on its present terms. Falconbridge has reported excellent results and currently Falconbridge, or at least on Friday, Falconbridge was trading approximately 13 or 14 per cent above the Inco bid.

Now, Inco, having signed a support agreement with Falconbridge, is not in a position to discuss a board-supported transaction with us and we fully understand this. So in light of this background, we decided that it was time to offer Inco’s shareholders what is quite simply a better deal than the one they have been faced with for the last number of months.

It’s a better deal because the offer price on slide 9, as you can see, is at a significant premium to the historical trading range of Inco and it’s at a 27.8-per-cent premium to the 30-day average. It’s also slightly over a 20-per-cent premium to the recent all-time highs for Inco’s shares.

I would like to point out that over the last month, metal prices have moved up a lot and share prices have been very volatile. We therefore feel that the appropriate time period to look at is the premium over 30-day average.

On slide 10, we show the market leadership position that the new Teck Cominco will have, including market leading positions in zinc and nickel and metallurgical coal with very good exposure to copper and moly, to gold and silver, to platinum group metals, cobalt, and a number of specialty metals.

The new company would remain the largest zinc miner in the world with growth in zinc production coming next year from the soon-to-be reopened Lennard Shelf operations. The company would also become the largest nickel producer in the world when Goro comes in to production.

And it’s coal business conduced through Elk Valley Coal will continue to be the second-largest producer of seaborne hard-coking coal with a 21-per-cent estimated market share in 2005.

Slide 11. For Inco’s shareholders, we think there’s value creation. It provides an opportunity to participate immediately in very strong zinc, copper and coal markets. Now, we think that diversification will be very valuable to Inco’s shareholders. We think there is evidence that the top end of the industry with the valuations of the big three, that the market pay is a higher value for large, diversified companies and diversification is key.

We also point out that Teck Cominco’s shares pay a $2 dividend which even for an Inco shareholder who receives the $28 cash up front translates into about $1.26 per current Inco share, which is more than double the current dividend on Inco’s shares at $0.50 annually, $0.50 U.S.

The transaction, as shown on slide 12, also creates substantial value for Teck Cominco’s shareholders. The acquisition will bring a portfolio of long-life, low-cost assets, exactly what our shareholders have been asking us to do with our substantial cash balance. The complementary and diversified growth profile of the new Teck Cominco will provide strong, stable and internally funded cash flow growth. We will not need to issue new shares.

And very importantly, the acquisition will be both cash flow and earnings-per-share accretive, according to our model. The new Teck

Cominco will have market leading positions in several core commodities and the increased scale and diversification of the company should provide more stable earnings and cash flow which is a highly valued attribute in this industry.

Both sets of shareholders will also benefit from Teck Cominco’s proven ability to achieve synergies and we think that Elk Valley Coal is a very good example of Teck Cominco’s ability to do this.

We will set an initial target to realize synergies of at least $150 million per year and once we achieve this, we will aim for more but we think it’s important to have a very focused initial target to go after very quickly.

General and administrative expenses, G&A, are probably the most obvious place to eliminate duplication. Last year, the combined G&A expenses for the two companies were 340 million, 250 in Inco and 90 million at Teck. Even a 25-per-cent reduction in this category will mean annual savings of over 85 million. There is further potential for synergies through future agreements with Falconbridge on optimizing the use of Sudbury basin assets. We have a close relationship with Falconbridge, having been partners with them at Antamina and at Louvicourt and more recently, at Lennard Shelf.

As well, the breadth of the Canadian asset portfolio creates opportunities for tax synergies, which is very important to us at Teck Cominco.

Slide 14. There is, separate from operational and administrative synergies, there is another very important source of upside on value creation, and that is the potential upside from employing Teck Cominco’s patented hydromet nickel and copper refining technology known as the CESL process, at both Voisey’s Bay and Thompson.

Discussion with Inco about a licence of this technology at Voisey’s Bay has not progressed. As some of you may know, Inco opposed our patent but a patent was granted. We have produced cathode nickel with the CESL process using Voisey’s Bay ore.

We also believe that CESL technology has the potential to address future air emissions issues at Inco’s Thompson operations. We are very eager to see what our hydromet technology can do at these sites and we believe that it is not unreasonable to expect capital and operating costs savings measured in hundreds of millions of dollars from the application of this technology.

Slide 15. The pairing of these two great mining companies will create a very strong Canadian-based global mining company. The new Teck Cominco would become the largest North American diversified mining company with an enterprise value in excess of $30 billion.

11

Slide 16 shows that there will be enhanced diversification and we believe that this should reduce earnings volatility and in any industry, whether it be mining or media, reduced earnings and cash flow volatility generally brings higher valuations.

Slide 17. We think there is a very attractive development pipeline, with staged major project developments that allow cash flow generation from one completed project to fund the capital requirements of the next project. So, for example, while Goro is under construction, Teck has very strong free cash flow. Then while Fort Hills is under construction, Inco has very strong free cash flow. It is very complementary.

Slide 18. The transaction will also provide the opportunity for long-term value creation for both sets of shareholders. Many institutional investors tend to prefer large, highly liquid, diversified mining companies with a portfolio of long-life, high-quality assets and we think they will perceive the new Teck Cominco to be in that category and to value it accordingly.

Slide 19. For those Inco shareholders who have not been focused on Teck Cominco’s business, and also for Teck Cominco shareholders who may not have realized how much has changed in the past month, I wanted to point out the change in prices and foreign exchange rates that has happened since the beginning... since the end of the first quarter this year.

We show on this chart, in the first column the average prices that we saw in the 12 months to the end of the first quarter of 2006. The second column shows the prices at the end of March, just five weeks ago. And the third column shows the prices as of last Friday, and they are down a bit this morning.

Note that the zinc price has increased on this chart by $0.86 per pound over the average of the 12 months to the end of March. Forty-nine cents of that change has happened since the beginning of April alone.

Now, for the really important point. Teck Cominco’s after-tax earnings sensitivity is in the range of $10 million bottom line for every $0.01 change in zinc price.

The copper price has increased by $1.68 over that same 12-month average price and the earnings sensitivity for our copper business is about $4 million for every $0.01 change in the copper price.

The gold price has changed by over $200 per ounce. Our coal price has dropped a little over 10 per cent but it is still a great price and in fact, for the calendar year 2006, our fiscal year, we will receive a higher average price than we did in 2005.

I should point out that the Canadian dollar is much stronger and that does have a mitigating effect on the effect of higher commodity prices. But generally, the higher commodity prices overwhelm the effect of the exchange rate.

And then we show at the bottom of the slide what our after-tax earnings were for the last 12 months to the end of the first quarter, almost $1.6 billion. So basically, we say you do the math or ask your favourite analyst. The increase to earnings is substantial and we believe that Inco’s shareholders will agree that the securities offered from Teck Cominco are very valuable indeed.

Slide 20. In summary, we believe this is a better deal for Inco’s shareholders. The offer price is at a substantial premium of 78.50 per Inco share and there is a very strong cash component and it provides a substantial equity stake in a great company with a strong balance sheet and a very bright future.

It is a company with leading positions in core commodities and broad diversification. It will have a very strong dividend. We will maintain the $2 dividend per Teck Cominco share and we believe that this company should be valued more highly than what either of the two companies could attain on their own. We believe that this is a better deal for Inco’s shareholders.

In closing, it is clear that consolidation of the Canadian mining industry is under way. Decisions on how best to consolidate the industry are going to be made in the next few weeks and we think that they should be made by shareholders who have all of the options before them. Today, we are announcing our offer and we think that Inco’s shareholders will agree that this is a better deal for them.

Thank you very much, and we’re now open for questions.

OPERATOR:  Thank you. Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press the * followed by the 1 on your touchtone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please ensure you lift the handset if you are using a speakerphone before pressing any keys.

Your first question comes from Ron Mayers, of Desjardins Securities. Please go ahead.

RON MAYERS: Good morning, gentlemen. You know, as you are well aware and as you made reference to and as you’ve conditioned your transaction on, your data is subject to Inco walking away from its transaction with Falconbridge. Can you see any lawful way for them to do it?  I mean, there’s no shareholder vote called for. They’ve got a contract. Are you prepared in any way, shape or form to indemnify them against any liability they may incur in walking away from this transaction?

DONALD LINDSAY:  We certainly aren’t prepared to indemnify them for any specific aspects of their transaction. We will now watch what developments occur. As we have noted, the market is telling us that in its current form, the deal is unlikely to proceed. At some point, there will be a closing date set and Falconbridge shareholders will either tender or they will not. In its current form, we think it is unlikely that Falconbridge shareholders will tender. The market is telling us that’s what the trading value is, 13 or 14 per cent over the value of the bid.

And I think that that is largely because Falconbridge has reported excellent results and it would appear that the Falconbridge shareholders would stick with the company in its current form rather than choose the bid. We don’t know what will happen. We’ll have to wait and see.

RON MAYERS: Well I think, I mean I don’t want to suggest that you’re being disingenuous, but I think there’s a fairly widely held expectation that Xstrata is going to come in here and that accounts for the premium to the nickel bid for Falconbridge. My question is have you had any conversation with Xstrata concerning this situation or are you aware of any plans that they may have with respect to Falconbridge or with respect to Inco?

DONALD LINDSAY:  We had no idea what Xstrata will do. We have had no discussions with Xstrata. We’ve had no contact with them.

RON MAYERS: When you say “we”, does that include your investment bankers and your counsel as well?

DONALD LINDSAY:  Yes. We did have discussions with them in the immediate aftermath of the October announcement where we looked at doing a possible transaction, but it didn’t go anywhere and I haven’t had any contact with Nick Davis from November until this morning.

RON MAYERS: Okay.

DONALD LINDSAY:  And I can say that Dr. Keevil has not as well, and we have no idea what Xstrata is going to do and we don’t believe that Xstrata had any knowledge of this offer. This is not about Xstrata. This is a proposal that we think is best for both Inco and Teck Cominco’s shareholders.

RON MAYERS: Okay, we think it’s a fine bid and we wish you the best of luck. Thank you.

OPERATOR:  Your next question comes from Michael Gambardella, from JP Morgan. Please go ahead.

MICHAEL GAMBARDELLA: Yes, good morning. I’d like to know in your comment about the deal being accretive, what kind of synergies have you assumed in that analysis?

DONALD LINDSAY:  We have assumed the synergies that I just talked about of $150 million a year. We think we’ll get much more. The accretion calculation I think is a very interesting one that focuses primarily on cash flow. Earnings accretion is something that won’t be finally established for probably as long as a year. As you know, in terms of establishing the accounting behind the purchase price discrepancies and depreciation, that will take some time once we are on the inside to establish that, but the models that we run show that it will be accretive, very, very strongly accretive on cash flow per share and somewhat accretive on earnings per share at the beginning and getting stronger thereafter.

MICHAEL GAMBARDELLA: Okay, thank you very much.

OPERATOR:  Your next question comes from David Charles, from GMP Securities. Please go ahead.

DAVID CHARLES: Yes, now maybe just to follow up a little bit, you did talk a little bit about the 150 in synergies and I think you mentioned that 85 million you expect just to get if you cut 25 per cent off the combined SG&A. I was just wondering where the rest would come from and if you could explain, when you cut the 25 million, I know it’s early in the process, but any specific plans for that?

DONALD LINDSAY:  The rest of the 150, or at least the initial target that would put us over 150 is $75 million in the Sudbury operations. As I mentioned, we have a great working relationship with Falconbridge, have worked with them at Antamina and Louvicourt more recently at Lennard Shelf. And we don’t believe that you need to have a common set of shareholders to achieve synergies. We think we’ve proven that at Elk Valley Coal.

You may recall that the initial transaction showed us at 35-per-cent interest with an incentive if we achieve synergies, of taking our interests up to 40 per cent and we’ve got a higher amount of synergies faster than had been anticipated in that agreement. And we think that it’s possible to do that as well in Sudbury.

So we’ve targeted a minimum 75 million which of course is quite a bit below what Inco has talked about. We think that there’s going to be more. We believe Inco’s numbers. We’ve just taken a very conservative target at the beginning and combined amount between G&A and between Sudbury would be 150 million.

I should point out that we don’t think of synergies as the driver behind this transaction. We think it’s a very good strategic fit for a number of reasons and so while we’ll be very targeted on the synergies, that isn’t the main reason why we’re doing the deal.

DAVID CHARLES: Just maybe so I understand this correctly, you’re saying that the... is it true that you’re saying that the 75 million somehow contingent on doing some deals with Falconbridge or do you think you can realize that just when you acquire Inco?

DONALD LINDSAY:  Well, I would think it’s a bit of both, but certainly as in any operation that we have as a joint venture, we would work with our partners and I think that would be the starting point.

DAVID CHARLES: Thank you very much.

OPERATOR:  Your next question comes from Terence Ortslan, from TSO & Associates. Please go ahead.

TERENCE ORTSLAN: Good morning, Don. Can you talk about why, how do you break down the cash versus the share component?  How do you come to the pie chart like that?

DONALD LINDSAY:  Why did we choose that proportion of cash, is that the question?

TERENCE ORTSLAN: Correct.

DONALD LINDSAY:  Well, we looked at our starting balance sheet post-transaction, we wanted to make sure that it was very conservative and we have had discussions with Moody’s, who you will hear from shortly. I can say that I am committed to maintaining a very strong investment grade rating at all times and the design of this transaction took that into account.

So we want to always have a very strong balance sheet to give us room to pursue other projects if need be, and so that’s how this transaction has been designed.

TERENCE ORTSLAN: So given those circumstances, your cash component is probably at the max, is what you’re saying.

DONALD LINDSAY:  Well, we wouldn’t say that, but at the same time, we would comment that we think this is the appropriate level for this point in time.

TERENCE ORTSLAN:  Don, can you also talk about, you said you’ve been in correspondence with Inco last year also and nothing came out of it. Why do you think nothing came out of it?

DONALD LINDSAY:  Well, we couldn’t speculate on that, but they obviously chose to do the Falconbridge deal and as I commented then and would comment now, that deal has a lot of logic behind it. There are synergies in Sudbury that have been there for years and they elected to go after that.

A lot has changed in six months, you know. The circumstance has evolved. Commodity prices have changed. And so, you know, it’s hard to say what they will do now.

TERENCE ORTSLAN:   And it begs the question what’s wrong with the Falconbridge deal that Inco is doing? It’s got far more synergies than the Cominco and Inco deal has. And why not wait until the deal to go through and then make your move?

DONALD LINDSAY:  Well, I guess commenting on your first observation about the far more synergies, we actually don’t believe that. The synergies that we have talked about as our initial target are quite conservative. The synergies that they’ve highlighted in Sudbury will still be there for any owner of Inco or for Falconbridge. It’s not necessary to have a common set of shareholders to achieve those synergies.

We just started with the more conservative number because our transaction is not driven by synergies.

And also, I would point out again that there is tremendous potential with the application of our CESL technology. While that is further down the road, we believe that that is a synergy that is worth a substantial amount in savings in both capital costs and operating costs. So that’s how we view it.

And your second question was again, please?

TERENCE ORTSLAN: Why not wait I guess the Falconbridge issue with Inco, let it go through and then also make a strategic move afterwards, get a bigger company?

DONALD LINDSAY:  Well, we don’t believe that the transaction that’s announced with its current terms would go through, so we think it’s time to make sure that the Inco shareholders know that they have an alternative. If we were to wait and it went through, it would be quite a sizable company. It might not make sense for us at that stage. So we think it’s important that the Inco shareholders are aware of all of the alternatives for them at this point.

TERENCE ORTSLAN: Fair enough. Don, last question. Dr. Keevil is there. I guess this issue came up many times in the past for a major transaction in the “A” and “B” shares of Teck. Any consideration of “A” and “B” shares being in the process of being let’s say neutralized in this process as well as a possibility?

DONALD LINDSAY:  We don’t have any intention of changing our capital structure. The Teck “B” shares have performed very well. They outperformed the peer group for some time and they trade generally in line with the “A” shares. The “B” shares are identical in almost all respects with the “A” shares other than the votes and they do have very strong coat-tail provisions.

I would also point out that we have very strong corporate governance practices at Teck Cominco and in fact, the lead director and chair of the Governance Committee is a former chairman of the Ontario Securities Commission. He is here with us, this morning.

So we have no intention of changing our capital structure.

TERENCE ORTSLAN: Don, sorry, one more question. Obviously, it’s not a friendly offer. How do you expect this thing will (inaudible)?

DONALD LINDSAY:  We would describe this as an unsolicited offer. I go back to my earlier comments. We had informal, friendly discussions with Inco and they didn’t go anywhere. They chose to do what they have done. In this circumstance, because they signed a support agreement, they are unable to talk to us in any event, so even if they wanted to have friendly discussions with us, they couldn’t. So we really don’t have that many choices other than to put this offer out there in the market to make sure the Inco shareholders know that they have an alternative.

We have had a long relationship with Inco. I’ve known Scott Hand for almost 20 years, as has Dr. Keevil and others, and we have enormous respect for the management at Inco, as we do have (inaudible) respect for the management of Falconbridge.

So I don’t think this should be perceived incorrectly. It is unsolicited but basically, my closing comments are really the relevant ones. Essentially, we’re seeing consolidation of the Canadian mining industry under way now and decisions will be made in the next few weeks. Certain management teams may have one view. We have another and we’re putting it out there for the market to decide.

TERENCE ORTSLAN:  Thank you very much.

OPERATOR:  Your next question comes from Onno Rutten, from Scotia Capital. Please go ahead.

ONNO RUTTEN: Good morning, Don and everyone. First of all, Don, during your earnings call recently, you elaborated on M&A assessments and using long-term price assumptions in valuing any transaction. Could you highlight the NAV accretion or dilution that you observed in your proposed terms?

DONALD LINDSAY:  We have done, as you might imagine, Onno, a full range of NAV calculations and it’s really quite interesting, almost fun with numbers these days because of the volatility in commodity prices. And we would observe that we’ve seen the widest possible range of NAV calculations in history probably with all of the different numbers that have come out from the analyst community.

So we have done our own and in some scenarios, some commodity prices, it’s accretive. In others, it’s not. At the end of the day, we have taken the advice from the street that about 80 per cent of the valuation these days on mining companies is based on cash flow per share in the next year or two because that’s the number that you can much more rely if you calculate. And then also on earnings per share. And so those are the main driving factors for this transaction.

ONNO RUTTEN: Okay, perfect. And then a question about your NYSE listing. Did you have already any preliminary discussions with the SEC and do you see a certain timeline how that would ensue over the next little while?

DONALD LINDSAY:  I’m going to refer that question to Peter Rozee on the phone. Peter, are you there?  We may have lost Peter, but I can say that we have, I guess, notified the New York Stock Exchange that we will be applying, but that application will take several weeks. But we do hope to have the listing before the closing of this transaction.

ONNO RUTTEN: Okay, and then the last question, if Inco and Falconbridge would on friendly terms invite you to a three-way merger, would that be something you would consider?

DONALD LINDSAY:  We couldn’t really comment on such a scenario, but I could say that we are certainly open to having any discussions with either Inco or Falconbridge if they approach us and so propose. We’ve known, all of us have known each other for a long, long time and I would welcome any discussions.

ONNO RUTTEN: Okay, perfect. Thank you.

OPERATOR:  Your next question comes from Kerry Smith, from Haywood Securities. Please go ahead.

KERRY SMITH: Thanks. Good morning, Don. I had a couple of questions. Under the current bid as you’ve proposed it, would you anticipate that you would look to divest any of the assets within Inco?

DONALD LINDSAY:  No, we would not. We’ve done a thorough review of the company, as you might imagine, and essentially, we are quite happy with the portfolio that they have and the prospects for them. And also, we’ve designed the transaction in terms of the cash component that we wouldn’t have any need to sell assets. That’s been very deliberately designed that way. In fact, our net-debt-to-EBITDA number starting off is about 1, so it’s a pretty conservative ratio as we wouldn’t have any need to sell assets.

KERRY SMITH: Okay, and as a follow up to that, would you be prepared to consider let’s say a proposal for Falconbridge, let’s say to acquire your share of the Sudbury assets, if they were to so choose to do that?

DONALD LINDSAY:  No, I don’t think we would want to do that. We think the Sudbury assets are very appealing and are core to the transaction.

KERRY SMITH: Okay, and the second thing, can you, in the synergy you talked about, the 150 million Canadian, you didn’t talk about the Canadian tax savings. Can you quantify what that number would be and whether it was included in the 150 million?

DONALD LINDSAY:  It is not included in the 150 million, but we could not quantify it at this time. Suffice it to say, as I think you’re well aware, that we are paying a lot of taxes because of our earnings. And so anything that we can do to reduce taxes, as you would expect, we’ll be looking at. But we think there’s quite a bit of potential.

KERRY SMITH: Okay.

DONALD LINDSAY:  I think your instinct is correct that we have been very conservative with these synergies number and it’s not really a key driver of the transaction at the moment.

KERRY SMITH: Um-hmm. And, Don, can you give us an idea as to the price deck that you used to come up with your statement that the transaction’s accretive on a cash flow basis?  I’m just curious, the pricing deck that you would have used to come up with that statement.

DONALD LINDSAY:  We don’t normally disclose those price assumptions, but I can tell you that we have run all sorts of models, and cash flow in particular is very accretive.

KERRY SMITH: Okay, I’m just trying to get a sense as to whether, you know, whether it was sort of the price average that you used for the last 12 months, for instance. Would that be the kind of a price deck that you would have used?

DONALD LINDSAY:  No.

KERRY SMITH: Okay. Okay, and the last thing, do you think that the 350 million U.S. of synergies that Inco talked about between them and Falconbridge would be achievable by two separate companies in the Sudbury basin? I think that’s what you’re suggesting. I just want to clarify that.

DONALD LINDSAY:  Well, we couldn’t comment on the specific number, but we do know that both companies have been looking at this for a long time, so presumably, they have a high degree of confidence in that and we believe them. And in principle, we don’t believe you have to have a common set of shareholders to get those. Synergies are achieved by people in discussion, and so on, and we’ve got a reasonable track record at that and that’s what we’ll be trying to do.

KERRY SMITH:  Okay, that’s great. I’m really supportive of any transaction that makes a much bigger Canadian company, so congratulations.

DONALD LINDSAY:  Thank you.

OPERATOR:  Mr. Lindsay, I’d just like to advise that Mr. Rozee is back on line. And your next question comes from John Redstone, from Desjardins Securities. Please go ahead.

JOHN REDSTONE: Yes, good morning, gentlemen. Most of my questions have been asked, but one last thing. The deal, as I understand it, closes within 60 days. Inco has stated that they expect to have regulatory approval by June the 30th. However, I would argue it’s not beyond the realms of possibility that the Department of Justice in North America or the European Union and Europe do not reach a decision by that time and maybe the whole closing process has to be extended, in which case I was wondering whether or not Teck Cominco would extend their big to at least a time when Inco and Falconbridge know where they stand if they were to combine.

DONALD LINDSAY:  Well, just a detail. It’s 60 days from the filing of this circular, which we should be able to do within 10 days. We will be formally requesting the Inco shareholder list today and their obligation is to give that within 10 days.

As to the future schedule, we will watch developments and make our decisions accordingly. We couldn’t comment one way or the other, but obviously we have launched this offer very seriously and so we would examine our options at that time.

JOHN REDSTONE: Thank you.

OPERATOR:  Your next question comes from John Hughes, from Desjardins Securities also. Please go ahead.

JOHN HUGHES: All my questions are answered. Thank you, Operator.

DONALD LINDSAY:  Thank you.

OPERATOR:  Your next question comes from Meha Jadiya, from Scotia Capital. Please go ahead.

CATHARINE STERRITT: Actually, it’s Catharine Sterritt, at Scotia. I wondered if you could comment on what your management plans are, especially with respect to the Inco team?

DONALD LINDSAY:  We have a full integration plan ready to go and a large part of that includes retaining quite a long list of Inco’s senior management and employees. We have the greatest respect for their team and we would hope that they would want to be part of the new, exciting company. So it’s all about integrating their strengths into our organization, and so that’s what we would be hoping to do.

CATHARINE STERRITT: Okay, thank you very much.

OPERATOR:  Your next question comes from John Hill, from Citigroup. Please go ahead.

JOHN HILL: Good morning, everyone. Just a quick question. Many of the key subjects have been hit, but in terms of the Pacific projects, Goro and PTI, just wondering, any expressions of confidence in your ability to drive the expansion in the new project? And then also what value within the overall bid do you attribute both to the PTI expansions and to Goro?  Thank you.

DONALD LINDSAY:  Well, we do like both of those projects, as I think you are suggesting, and we would very much want to retain the current Inco management that are involved with those projects and we think that with the addition of further skills from our side, that we would be that much stronger team.

We like the prospects and the expansions at PTI Inco, are very supportive of that. And also the Goro project, of course, is going to be a tremendous long-life, high-quality asset as it comes into production down the road.

So we would be blending the current strength of their team there with ours.

JOHN HILL: Can you comment on any...

DONALD LINDSAY:  I guess what I would say is that the watch word from us on that part of the world would be stability, that we wouldn’t be looking to make any major changes with either of those projects.

JOHN HILL: Very good, very good. Can you comment on any value attribution?

DONALD LINDSAY:  Well, no, we wouldn’t break out value for one asset or the other, but suffice it to say that we certainly would want to keep both of those assets and think they’re an important part of the company.

JOHN HILL: Very good, thank you.

OPERATOR:  Your next question comes from Lee Dunloop, from Kazenov. Please go ahead.

LEE DUNLOOP: Good morning. It’s Lee Dunlop, from Kazenov Special Situations. Can you please just describe your overlaps, particularly in Europe and the U.S. and whether there is a risk you may face the same hurdles that Inco and Falconbridge are currently facing?

DONALD LINDSAY:  Excellent question. In fact, we don’t really have any major product overlaps, and so we don’t believe that we will have the regulatory delays that they have faced. And also, I should say because we are a Canadian company, there shouldn’t be any issue related to investment in Canada.

So that’s one of the advantages of this transaction, yes.

LEE DUNLOOP: And what do you expect to do with the minorities that don’t tender their shares?  Do you hope to clean them up eventually or are you happy with that minority holding?

DONALD LINDSAY:  Yes, we do, on the assumption that we meet the condition of two-thirds, then we would take steps to acquire the balance of any common shares outstanding or any other securities.

LEE DUNLOOP: And just finally, I’m following up a previous question. Do you have any indicative timing of when you hope to complete this process?

DONALD LINDSAY:  Well, we have announced that it’s a 60-day offer which is the structure required under the shareholder rights plan and we’ll have to examine at that time whether that’s the appropriate timing or whether extension is required and it depends on events that will unfold. So we’ll be making decisions at that time.

LEE DUNLOOP: Is there a date by which you will finish it by?  Are you setting on deadline on this?

DONALD LINDSAY:  We have not set a deadline at this point.

LEE DUNLOOP: Okay, thank you very much.

OPERATOR:  Your next question comes from Matthew Mosteiro, from Suttonbrook. Please go ahead.

MATTHEW MOSTEIRO:  My questions have been answered. Thank you very much.

OPERATOR:  Thank you. Your next question comes from Ron Mayers, from Desjardins Securities. Please go ahead.

RON MAYERS: Mine too. I was going to ask about the super voting structure, but you’ve answered the question. Thank you.

OPERATOR:  One moment, please, for your next question. Your next question comes from Brian MacArthur, from UBS. Please go ahead.

BRIAN MacARTHUR: Good morning. I was just curious if you can comment on the fact that one might argue you could achieve a lot of the strategic rationale if you had gone after Falconbridge instead of Inco. And certainly, there’s an opportunity, eight or 12 months ago to get a piece. Can you maybe comment just on your thinking of why one over the other?  I mean, I realize there’s a 20-per-cent shareholder in one now, but that wasn’t the case at one time.

DONALD LINDSAY:  That’s true, but I think you have to look forward, not back at this stage. The world has changed quite a bit from last July, August to now, as you’re familiar with, Brian, and commodity prices and balance sheet positions, outlook and the rest of it. So it’s kind of hard to look back and see should things have evolved differently. I can say that we thought then and we think now that Falconbridge is an excellent company and obviously, we think Inco is an excellent company, and so we’ve chosen to do what we’re doing today for a lot of good strategic reasons and we’re looking forward.

BRIAN MacARTHUR: Right, so the decision was sort of made in the context of commodity prices, as you said, they’ve changed dramatically, which changes all the accretion, the numbers between the three possibilities, and this is just sort of what looks best to you now in the context of what’s available. Is that maybe a better way to look at it?

DONALD LINDSAY:  Well, there are a lot of factors involved and we have to start with the assets themselves and the reserve and resource position and outlook for the commodity in particular. We obviously, I’m on the record on several public occasions of talking about why we think nickel is a good place to be over the next 10 or 20 years. Inco obviously has tremendous resources in nickel, and so that’s important and strategic before us.

In terms of fit, obviously we aren’t really in the nickel business. We have an exciting exploration property, but to get into nickel was a strategic priority and the kind of thing, getting critical mass and very high quality resources are important. Valuation is another issue. The growth projects of Voisey’s Bay and Goro. There’s a whole bunch of good reasons why Inco is a good target and a good fit for us.

BRIAN MacARTHUR: Great, thanks very much, Don.

OPERATOR:  Your next question comes from Brad Scott, from Citigroup. Please go ahead.

BRAD SCOTT: Hi, Don. When you raised $1 billion in the capital markets last year, I guess the growth I understood was earmarked for oil sands. Can you just clarify is the growth in oil sands now on the backburner or was it still a live issue?

Secondly, I recollect at the time that someone in the company mentioned that the rating target of the company was mid-BBB. I just want to confirm whether that is still the case or whether you have upped the target. And secondly, could you just clarify what your gearing target is, please?

DONALD LINDSAY:  On the latter question, you should hear from Moody’s shortly, so I’ll leave that one. But suffice it to say that we are very conscious of the stakeholders we have from the bond market.

On the former question of oil sands, nothing has changed there at all. We are very excited about our oil sands business because we have a number of positions, Fort Hills obviously being the primary one, but we’ve picked up some other properties since then.

And we’re in the stage with oil sands right now where we’ve got our whole team working head down focused on the project and sometimes towards the end of the year, into the third quarter or in the fourth quarter, we’d be along with our partners, Petro Canada and UTS, bringing the market up to date on what the project looks like at that point once we have finished a lot of the scoping and engineering and design.

But I can tell you nothing has changed from what we said last September and we are very excited about the prospects in oil sands.

In fact, I can tell you that the oil sands growth component of our company is very material and in Teck Cominco’s current form, at long-term commodity prices, it could represent about 35-per-cent growth in our cash flow. So that’s a pretty big growth component and comparable in some ways to the growth that Inco has in its nickel production.

BRAD SCOTT: Thank you very much.

OPERATOR:  Your next question comes from Ian Howett, from National Bank Financial. Please go ahead.

IAN HOWETT: Yes, good morning. A couple of things. Just on the growth profile, could you clarify? My understanding is the growth in Inco is really Goro today and your growth profile is Fort Hills. Do you see any other growth between the two companies on projects over the next five years?

DONALD LINDSAY:  Over five years...

IAN HOWETT: Or 10. Five or 10.

DONALD LINDSAY:  Ten years, absolutely; five years, the growth would be moderate from different projects such as Lennard Shelf that we have described. But over 10 years, I think a lot can happen in 10 years, as you’re well aware. But you’ll see more growth actually within the Inco assets probably in Indonesia and a lot more growth from us in oil sands.

And likewise, I think you’ll see a fair bit of growth from us in copper, particularly related to the application of CSEL. As you know, we’ve worked on CSEL for 10 years now. We have a high degree of confidence. We’re making investments and I think it’s going to really help our copper business.

The other thing I would point out is that depending on markets, we have invested in growth capacity on the coal side, so they’re ready to go.

IAN HOWETT: On the CESL, the commercial plant being built, or demonstration plant being built in Brazil, when is that to be completed?

DONALD LINDSAY:  Early 2007.

IAN HOWETT: Okay, and one last question. One of the concerns always raised about anybody acquiring Inco was the long-term environmental liabilities in the Sudbury basin. What’s your sort of view on those?

DONALD LINDSAY:  Well, you can assume that we have done a lot of detailed analysis of all the disclosure about that issue and at the end of the day, that we’ve become comfortable with it.

IAN HOWETT: All right, thanks very much.

OPERATOR:  Your next question is a follow-up question from John Hughes, at Desjardins Securities. Please go ahead.

JOHN HUGHES: Thanks, Operator. Just one quick last one. You did note, Don, with discussions with Inco management last fall with regards to a proposed combination of Teck Cominco and Inco.  Have you been approached in similar fashion by any of the other majors worldwide, whether it be a Rio Tinto, BHP Anglo, or maybe even Xstrata?

DONALD LINDSAY:  No, we have not.

JOHN HUGHES: Great. Thank you very much.

OPERATOR:  Your next question is also a follow-up question from Lawrence Smith, at Blackmont Capital. Please go ahead.

LAWRENCE SMITH: Actually, I don’t think it’s a follow-up question. I don’t think I’ve been on yet, although my memory is failing. I thought one of the... one of your strategies was to increase your exposure to non-LME traded commodities and this seems inconsistent to that. How would you address that?

DONALD LINDSAY:  I’m not sure that it’s inconsistent. That is still part of the strategy and we are still looking in that area. We have had quite a bit of activity looking in that area but we’ve been unable to conclude a deal and it’s something that would still be on the front burner because we believe that’s an important part of the strategy and the whole stability of earnings component of that.

But at the same time, as we described our strategy, we’ve talked about long-term prospects for various commodities and nickel has been at the top, or in the top two of the list throughout the time period we’ve been having those discussions.

The other reason why this is such a good fit is that it balances the transaction in oil sands and the oil sands is a transaction where capital goes into investment over a five- or six-year period and construction before you get cash on cash returns. In this transaction, as soon as the deal closes, you’d get immediate cash on cash returns and that does an awful lot for your internal rate of return and it doesn’t take too many months of commodity prices like this before all your acquisition debt is repaid and you have a tremendous long-term business.

So we think it’s actually a very, very good fit with the strategy and what we said before, we stand by this comment, we will continue to look in that area.

LAWRENCE SMITH: Thank you.

OPERATOR:  Your next question is a question from Lee Dunloop, from Kazenov. Please go ahead.

LEE DUNLOOP: Hi, just a quick one. I’m just wondering if the offer takes into account potential dividends by Inco if the Falconbridge offer doesn’t work and Inco starts paying special dividends to its own shareholders.

DONALD LINDSAY:  Well, depending upon the magnitude that might be viewed as a material change, so we’d have to review it at that time. But at the moment, we have no knowledge of that, so we would examine it at the time if something like that happened.

LEE DUNLOOP: So you could adjust the offer by special dividend amounts paid by Inco?

DONALD LINDSAY:  Well, I think that’s kind of theoretical. We’ll just have to watch events as they unfold and make our decisions then.

LEE DUNLOOP: Okay, thank you.

OPERATOR:  Ladies and gentlemen, if there are any additional questions at this time, please press the * followed by the 1. As a reminder, if you are using a speakerphone, please lift the handset before pressing any keys.

Mr. Lindsay, there are no further questions at this time. Please continue.

DONALD LINDSAY:  Okay, well then in closing, we want to thank you for your time this morning and emphasize that we believe this is a better deal for Inco’s shareholders because of the significant premium they would be receiving instead of paying. It has a very significant component of cash, 6.4 billion, and they would receive shares in a truly terrific company that has tremendous prospects going forward and a very strong balance sheet. So we very much hope that you will support it.

Thank you very much.

OPERATOR:  Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. You may now disconnect your lines.